UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 19, 2011

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Time	IMMEDIATE

Date	19 October 2011

Number	29/11

BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2011

•      Western Australia Iron Ore shipments rose to a record annualised rate of 173 million tonnes per annum in the September 2011 quarter (100% basis), a 28% increase over the previous corresponding period.

•      Petroleum production increased 19% in the period, reflecting the successful acquisition of the Fayetteville and Petrohawk Onshore US shale businesses on top of strong operating performance from existing assets.

•      Quarterly production records were also achieved at New South Wales Energy Coal and Illawarra Coal (both Australia), Cerrejon Coal (Colombia) and the Alumar refinery (Brazil). Record material mined and milling rates at Antamina (Peru) coincided with a significant improvement in copper grades.

Petroleum

	SEP 2011 QTR	SEP Q11 vs SEP Q10	SEP Q11 vs JUN Q11
Crude oil, condensate and natural gas liquids (‘000 bbl)	21,838	-14%	3%
Natural gas (bcf)	177.35	68%	35%
Total petroleum products (million boe)	51.40	19%	19%

Total petroleum production – Petroleum production increased 19 per cent in the period, reflecting the successful acquisition of the Fayetteville and Petrohawk Onshore US shale businesses on top of strong operating performance from existing assets.

Crude oil, condensate and natural gas liquids – Liquids production increased on the June 2011 quarter following strong operated field performance, development drilling at Shenzi (USA) and new volumes from the Onshore US assets. This was partly offset by shutdowns associated with non operated maintenance and drilling deferrals in the deepwater Gulf of Mexico (USA). Importantly, Mad Dog (USA) production is expected to recommence by the end of the 2011 calendar year following a period of maintenance related downtime.

Natural gas – Natural gas production was higher than all comparable periods and reflected approximately 40 days of production from the recently acquired Petrohawk shale assets and a full quarter of production from the Angostura Gas Phase II project (Trinidad and Tobago).

Aluminium

	SEP 2011 QTR	SEP Q11 vs SEP Q10	SEP Q11 vs JUN Q11
Alumina (‘000 tonnes)	1,060	6%	3%
Aluminium (‘000 tonnes)	315	0%	1%

Alumina – Consistent performance from the expanded refinery capacity facilitated record quarterly production at Alumar and a modest increase in total alumina production in the period.

Aluminium – Production was in line with comparable periods with all operations running at, or close to, effective capacity.

Base Metals

	SEP 2011 QTR	SEP Q11 vs SEP Q10	SEP Q11 vs JUN Q11
Copper (‘000 tonnes)	220.3	-24%	-19%
Lead (tonnes)	55,659	-19%	-5%
Zinc (tonnes)	23,444	-42%	-33%
Silver (‘000 ounces)	9,151	-25%	-7%
Uranium oxide concentrate (Uranium) (tonnes)	1,000	-1%	-1%

Copper – Lower ore grades and industrial action at Escondida (Chile), planned maintenance activity at Pampa Norte (Chile) and planned smelter and refinery outages at Olympic Dam (Australia) all impacted copper production in the period. Record material mined and milling rates were, however, achieved at Antamina and coincided with operations progressing through a copper rich ore zone.

Due to industrial action that impacted operations in the September 2011 quarter, Escondida production is now expected to be marginally lower in the 2012 financial year with volumes weighted to the second half. Production is expected to improve beyond the 2012 financial year as mining activities progress towards higher grade ore with completion of the Escondida Ore Access project in the main pit.

Lead/zinc/silver – A broad decline in average ore grades across the Antamina and Cannington (Australia) operations resulted in lower production relative to all comparable periods.

Uranium – The steady grade profile of the Olympic Dam ore body was further illustrated by the consistent production performance of the uranium circuit.

BHP Billiton Production Report for the quarter ended 30 September 2011	2

Diamonds & Specialty Products

	SEP 2011 QTR	SEP Q11 vs SEP Q10	SEP Q11 vs JUN Q11
Diamonds (‘000 carats)	457	-35%	-21%

Diamonds – Production was lower than all comparable periods due to the ongoing decline in average ore grades and unseasonably high rainfall that impacted operations. EKATI (Canada) production is expected to be impacted in the medium term as operations transition to lower grade material, consistent with the mine plan.

Stainless Steel Materials

	SEP 2011 QTR	SEP Q11 vs SEP Q10	SEP Q11 vs JUN Q11
Nickel (‘000 tonnes)	35.1	-9%	-8%

Nickel – Contained nickel production at Cerro Matoso (Colombia) increased from the prior quarter following the successful early completion of the planned furnace replacement during the September 2011 quarter.

Metal production from the Nickel West Kwinana refinery (Australia) was stronger than the June 2011 quarter as the availability of third party hydrogen supply improved in the period. This was, however, offset by lower matte production following a planned outage at the Nickel West Kalgoorlie smelter (Australia).

Higher matte sales are anticipated in the December 2011 quarter as a planned outage at a third party hydrogen supplier will see production shift back towards the Nickel West Kalgoorlie smelter. BHP Billiton expects the construction of its wholly owned hydrogen plant to be completed before the end of the March 2012 quarter.

Iron Ore

	SEP 2011 QTR	SEP Q11 vs SEP Q10	SEP Q11 vs JUN Q11
Iron ore (‘000 tonnes)	39,572	24%	11%

Iron ore – Western Australia Iron Ore (WAIO) shipments rose to a record annualised rate of 173 million tonnes per annum in the quarter (100% basis). WAIO continued to benefit from the dual tracking of the company’s rail infrastructure, increasing overall system capability. The Yandi Joint Venture (Australia) achieved a significant increase in mine production following the ramp up of Ore Handling Plant 3 under the management of BHP Billiton’s owner operator workforce.

Consistently strong performance following the ramp up of the third pellet plant at Samarco (Brazil) continues to reinforce our confidence in the next phase of expansion.

BHP Billiton Production Report for the quarter ended 30 September 2011	3

Manganese

	SEP 2011 QTR	SEP Q11 vs SEP Q10	SEP Q11 vs JUN Q11
Manganese ore (‘000 tonnes)	2,019	-5%	13%
Manganese alloy (‘000 tonnes)	194	-3%	2%

Manganese ore – Production and sales were stronger than the June 2011 quarter as plant availability at GEMCO (Australia) improved and Hotazel (South Africa) benefited from record quarterly production from the Mamatwan mine.

Manganese alloy – Alloy production was in line with comparable periods.

Metallurgical Coal

	SEP 2011 QTR	SEP Q11 vs SEP Q10	SEP Q11 vs JUN Q11
Metallurgical coal (‘000 tonnes)	9,291	-10%	17%

Metallurgical coal – Queensland Coal (Australia) volumes increased in the quarter as production continued to ramp up to pre-flood levels, despite stoppages associated with ongoing labour negotiations. Consistent with prior guidance, we expect to be impacted by the remnant effects of the wet weather, to some extent, for the remainder of the 2011 calendar year. At this stage it is not possible to determine when the labour negotiations will conclude.

Illawarra Coal achieved record quarterly production following longwall moves at Dendrobium and Appin in the June 2011 quarter. Lower volumes are forecast for the December 2011 quarter with a planned shutdown at the West Cliff Coal Handling Preparation Plant to enable upgrade works to be completed.

Energy Coal

	SEP 2011 QTR	SEP Q11 vs SEP Q10	SEP Q11 vs JUN Q11
Energy coal (‘000 tonnes)	18,460	8%	1%

Energy coal – A significant improvement in performance was delivered across our high value, export oriented operations as quarterly production records were achieved at New South Wales Energy Coal and Cerrejon Coal. South Africa Coal recorded an equally impressive 11 per cent increase in total production from the prior quarter.

Lower production at New Mexico Coal (USA) was indicative of an increase in the strip ratio at Navajo Coal and an underground fire at San Juan Coal in September 2011. The San Juan Coal mine remains closed pending an investigation into the cause of the fire. Generator demand is currently being met by available stockpiles.

Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton’s share and exclude suspended and sold operations.

BHP Billiton Production Report for the quarter ended 30 September 2011	4

This report, together with the Exploration and Development Report, represents the Interim Management Statement for the purposes of the UK Listing Authority’s Disclosure and Transparency Rules. There have been no significant changes to the financial position of the Group in the quarter ended 30 September 2011, other than those arising from the Group’s previously announced acquisition of Petrohawk Energy Corporation that was completed during the period which affected the Group’s cash reserves, net debt and gearing levels.

Further information on BHP Billiton can be found at: www.bhpbilliton.com

Media Relations	Investor Relations

Australia	Australia

Samantha Stevens

Tel: +61 3 9609 2898 Mobile: +61 400 693 915

email: Samantha.Stevens@bhpbilliton.com

Kelly Quirke

Tel: +61 3 9609 2896 Mobile: +61 429 966 312

email: Kelly.Quirke@bhpbilliton.com

Fiona Martin

Tel: +61 3 9609 2211 Mobile: +61 427 777 908

email: Fiona.Martin2@bhpbilliton.com

United Kingdom and Americas

Ruban Yogarajah

Tel: US +1 713 966 2907 or UK +44 20 7802 4033

Mobile: UK +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077

Registered in Australia

Registered Office: 180 Lonsdale Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

James Agar

Tel: +61 3 9609 2222 Mobile: +61 467 807 064

email: James.Agar@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 439 558 454

email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Brendan Harris

Tel: +44 20 7802 4131 Mobile: +61 437 134 814

email: Brendan.Harris@bhpbilliton.com

Americas

Scott Espenshade

Tel: +1 713 599 6431 Mobile: +1 713 208 8565

email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Plc Registration number 3196209

Registered in England and Wales

Registered Office: Neathouse Place

London SW1V 1BH United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

BHP Billiton Production Report for the quarter ended 30 September 2011	5

BHP BILLITON PRODUCTION SUMMARY - CONTINUING OPERATIONS

		QUARTER ENDED			YEAR TO DATE		% CHANGE
		SEP 2010	JUN 2011	SEP 2011	SEP 2011	SEP 2010	SEP Q11 vs SEP Q10	SEP Q11 vs JUN Q11
PETROLEUM
Crude oil & condensate	(‘000 bbl)	22,087	18,652	18,482	18,482	22,087	-16%	-1%
Natural gas	(bcf)	105.83	131.79	177.35	177.35	105.83	68%	35%
Natural gas liquid	(‘000 bbl)	3,363	2,636	3,356	3,356	3,363	0%	27%
Total Petroleum Products	(million boe)	43.09	43.25	51.40	51.40	43.09	19%	19%

ALUMINIUM
Alumina	(‘000 tonnes)	1,000	1,026	1,060	1,060	1,000	6%	3%
Aluminium	(‘000 tonnes)	314	313	315	315	314	0%	1%

BASE METALS
Copper	(‘000 tonnes)	291.2	272.3	220.3	220.3	291.2	-24%	-19%
Lead	(tonnes)	69,141	58,578	55,659	55,659	69,141	-19%	-5%
Zinc	(tonnes)	40,197	34,733	23,444	23,444	40,197	-42%	-33%
Gold	(ounces)	49,361	45,545	39,439	39,439	49,361	-20%	-13%
Silver	(‘000 ounces)	12,152	9,877	9,151	9,151	12,152	-25%	-7%
Uranium oxide concentrate	(tonnes)	1,010	1,015	1,000	1,000	1,010	-1%	-1%
Molybdenum	(tonnes)	208	418	595	595	208	186%	42%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	(‘000 carats)	703	576	457	457	703	-35%	-21%

STAINLESS STEEL MATERIALS
Nickel	(‘000 tonnes)	38.5	38.2	35.1	35.1	38.5	-9%	-8%

IRON ORE
Iron ore	(‘000 tonnes)	31,983	35,526	39,572	39,572	31,983	24%	11%

MANGANESE
Manganese ore	(‘000 tonnes)	2,122	1,790	2,019	2,019	2,122	-5%	13%
Manganese alloy	(‘000 tonnes)	199	190	194	194	199	-3%	2%

METALLURGICAL COAL
Metallurgical coal	(‘000 tonnes)	10,299	7,922	9,291	9,291	10,299	-10%	17%

ENERGY COAL
Energy coal	(‘000 tonnes)	17,106	18,338	18,460	18,460	17,106	8%	1%

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Billiton Production Report for the quarter ended 30 September 2011	Page 1

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton Interest	SEP 2010	DEC 2010	MAR 2011	JUN 2011	SEP 2011	SEP 2011	SEP 2010
PETROLEUM
Production
Crude oil & condensate (‘000 bbl)		22,087	20,652	19,200	18,652	18,482	18,482	22,087
Natural gas (bcf)		105.83	82.54	84.90	131.79	177.35	177.35	105.83
NGL (‘000 bbl) (a)		3,363	2,842	2,442	2,636	3,356	3,356	3,363

Total Petroleum Products (million boe)		43.09	37.25	35.79	43.25	51.40	51.40	43.09

ALUMINIUM
ALUMINA
Production (‘000 tonnes)
Worsley	86%	756	758	663	725	752	752	756
Alumar	36%	244	267	296	301	308	308	244

Total		1,000	1,025	959	1,026	1,060	1,060	1,000

ALUMINIUM
Production (‘000 tonnes)
Hillside	100%	180	179	173	179	180	180	180
Bayside	100%	24	25	24	24	25	25	24
Alumar	40%	44	43	44	43	44	44	44
Mozal	47%	66	67	64	67	66	66	66

Total		314	314	305	313	315	315	314

BASE METALS (b)
COPPER
Payable metal in concentrate (‘000 tonnes)
Escondida	57.5%	110.7	112.7	87.7	79.4	49.9	49.9	110.7
Antamina	33.8%	23.2	27.2	24.9	22.5	30.3	30.3	23.2

Total		133.9	139.9	112.6	101.9	80.2	80.2	133.9

Cathode (‘000 tonnes)
Escondida	57.5%	45.0	47.1	44.4	42.6	32.9	32.9	45.0
Pampa Norte (c)	100%	66.4	66.0	64.1	75.7	65.4	65.4	66.4
Pinto Valley	100%	1.4	1.5	1.4	1.4	1.4	1.4	1.4
Olympic Dam	100%	44.5	47.8	51.1	50.7	40.4	40.4	44.5

Total		157.3	162.4	161.0	170.4	140.1	140.1	157.3

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	68,529	64,748	51,673	58,414	55,557	55,557	68,529
Antamina	33.8%	612	177	237	164	102	102	612

Total		69,141	64,925	51,910	58,578	55,659	55,659	69,141

ZINC
Payable metal in concentrate (tonnes)
Cannington	100%	15,260	14,920	16,129	14,348	14,488	14,488	15,260
Antamina	33.8%	24,937	22,025	24,123	20,385	8,956	8,956	24,937

Total		40,197	36,945	40,252	34,733	23,444	23,444	40,197

Refer footnotes on page 4.

BHP Billiton Production Report for the quarter ended 30 September 2011	Page 2

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton Interest	SEP 2010	DEC 2010	MAR 2011	JUN 2011	SEP 2011	SEP 2011	SEP 2010
BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	24,807	23,133	19,667	17,116	11,063	11,063	24,807
Olympic Dam (refined gold)	100%	24,554	28,493	29,892	28,429	28,376	28,376	24,554

Total		49,361	51,626	49,559	45,545	39,439	39,439	49,361

SILVER
Payable metal in concentrate (‘000 ounces)
Escondida	57.5%	803	796	670	580	403	403	803
Antamina	33.8%	989	1,025	813	773	972	972	989
Cannington	100%	10,159	9,509	7,315	8,242	7,559	7,559	10,159
Olympic Dam (refined silver)	100%	201	241	258	282	217	217	201

Total		12,152	11,571	9,056	9,877	9,151	9,151	12,152

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)
Olympic Dam	100%	1,010	957	1,063	1,015	1,000	1,000	1,010

Total		1,010	957	1,063	1,015	1,000	1,000	1,010

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	208	485	334	418	595	595	208

Total		208	485	334	418	595	595	208

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production (‘000 carats)
EKATI™	80%	703	676	551	576	457	457	703

STAINLESS STEEL MATERIALS
NICKEL
Production (‘000 tonnes)
CMSA	99.9%	12.4	12.4	7.8	7.4	10.4	10.4	12.4
Nickel West	100%	26.1	30.6	25.2	30.8	24.7	24.7	26.1

Total		38.5	43.0	33.0	38.2	35.1	35.1	38.5

Refer footnotes on page 4.

BHP Billiton Production Report for the quarter ended 30 September 2011	Page 3

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton Interest	SEP 2010	DEC 2010	MAR 2011	JUN 2011	SEP 2011	SEP 2011	SEP 2010
IRON ORE
Production (‘000 tonnes) (d)
Newman (e)	85%	9,640	11,213	11,912	12,480	13,158	13,158	9,640
Goldsworthy Joint Venture	85%	384	225	305	284	254	254	384
Area C Joint Venture	85%	10,086	10,154	9,510	10,044	10,479	10,479	10,086
Yandi Joint Venture	85%	8,787	9,078	8,799	9,796	12,708	12,708	8,787
Samarco	50%	3,086	2,996	2,705	2,922	2,973	2,973	3,086

Total		31,983	33,666	33,231	35,526	39,572	39,572	31,983

MANGANESE
MANGANESE ORES
Saleable production (‘000 tonnes)
South Africa (f)	60%	938	779	514	776	911	911	938
Australia (f)	60%	1,184	1,050	838	1,014	1,108	1,108	1,184

Total		2,122	1,829	1,352	1,790	2,019	2,019	2,122

MANGANESE ALLOYS
Saleable production (‘000 tonnes)
South Africa (f) (g)	60%	132	123	111	120	124	124	132
Australia (f)	60%	67	69	61	70	70	70	67

Total		199	192	172	190	194	194	199

METALLURGICAL COAL
Production (‘000 tonnes) (h)
BMA	50%	6,538	4,534	3,955	4,874	5,274	5,274	6,538
BHP Mitsui Coal (i)	80%	1,913	1,421	1,133	1,426	1,803	1,803	1,913
Illawarra	100%	1,848	1,832	1,582	1,622	2,214	2,214	1,848

Total		10,299	7,787	6,670	7,922	9,291	9,291	10,299

ENERGY COAL
Production (‘000 tonnes)
South Africa	100%	8,997	8,507	8,596	8,228	9,095	9,095	8,997
USA	100%	3,177	2,296	2,360	3,779	2,467	2,467	3,177
Australia	100%	2,506	3,394	3,978	3,793	4,046	4,046	2,506
Colombia	33%	2,426	2,316	2,609	2,538	2,852	2,852	2,426

Total		17,106	16,513	17,543	18,338	18,460	18,460	17,106

(a)	LPG and Ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).
(b)	Metal production is reported on the basis of payable metal.
(c)	Includes Cerro Colorado and Spence.
(d)	Iron ore production is reported on a wet tonnes basis.
(e)	Newman includes Mt Newman Joint Venture and Jimblebar.
(f)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(g)	Production includes Medium Carbon Ferro Manganese.
(h)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(i)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

BHP Billiton Production Report for the quarter ended 30 September 2011	Page 4

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	SEP	DEC	MAR	JUN	SEP	SEP	SEP
	2010	2010	2011	2011	2011	2011	2010
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE (‘000 barrels)
Bass Strait	2,711	2,553	2,465	2,485	2,527	2,527	2,711
North West Shelf	2,237	2,188	1,719	1,442	1,400	1,400	2,237
Stybarrow	551	358	862	1,037	1,171	1,171	551
Pyrenees	5,516	5,362	4,326	4,584	3,901	3,901	5,516
Other Australia (a)	15	10	13	13	13	13	15
Atlantis (b)	3,038	2,881	2,694	2,098	2,081	2,081	3,038
Mad Dog (b)	1,075	874	952	128	—	—	1,075
Shenzi (b) (c)	3,916	3,859	3,378	3,630	3,848	3,848	3,916
Onshore US (d)	—	—	—	—	672	672	—
Trinidad/Tobago	285	—	299	687	466	466	285
Other Americas (b) (e)	359	430	397	448	373	373	359
UK	611	479	542	534	447	447	611
Algeria	1,686	1,587	1,474	1,498	1,498	1,498	1,686
Pakistan	87	71	79	68	85	85	87

Total	22,087	20,652	19,200	18,652	18,482	18,482	22,087

NATURAL GAS (billion cubic feet)
Bass Strait	38.81	20.94	22.31	29.97	31.88	31.88	38.81
North West Shelf	36.49	36.47	35.11	35.44	32.97	32.97	36.49
Other Australia (a)	6.00	3.83	4.69	4.68	4.45	4.45	6.00
Atlantis (b)	1.33	1.07	0.84	0.67	0.64	0.64	1.33
Mad Dog (b)	0.25	0.06	0.13	0.01	—	—	0.25
Shenzi (b) (c)	0.75	0.77	0.64	0.67	0.62	0.62	0.75
Onshore US (d)	—	—	—	36.43	77.59	77.59	—
Trinidad/Tobago	—	—	—	4.69	9.31	9.31	—
Other Americas (b) (e)	1.40	1.32	1.33	1.42	1.19	1.19	1.40
UK	6.31	6.14	6.32	5.69	3.91	3.91	6.31
Pakistan	14.49	11.94	13.53	12.12	14.79	14.79	14.49

Total	105.83	82.54	84.90	131.79	177.35	177.35	105.83

NGL (‘000 barrels)
Bass Strait	2,030	1,412	1,252	1,554	1,823	1,823	2,030
North West Shelf	471	442	434	367	423	423	471
Atlantis (b)	188	177	150	117	120	120	188
Mad Dog (b)	42	42	39	11	—	—	42
Shenzi (b) (c)	196	336	245	252	296	296	196
Onshore US (d)	—	—	—	—	416	416	—
Other Americas (b) (e)	42	54	42	47	41	41	42
UK	60	74	79	66	18	18	60
Algeria	334	305	201	222	219	219	334

Total	3,363	2,842	2,442	2,636	3,356	3,356	3,363

TOTAL PETROLEUM PRODUCTS (million barrels of oil equivalent) (f)	43.09	37.25	35.79	43.25	51.40	51.40	43.09

(a)	Other Australia includes Minerva.
(b)	Gulf of Mexico volumes are net of royalties.
(c)	The Genghis Khan operation is reported in Shenzi.
(d)	Fayetteville shale acquisition completed on 31 March 2011. Petrohawk Energy Corporation acquisition completed on 20 August 2011.
(e)	Other Americas includes Neptune, West Cameron 76, Genesis and Starlifter.
(f)	Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe.

BHP Billiton Production Report for the quarter ended 30 September 2011	Page 5

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	SEP 2010	DEC 2010	MAR 2011	JUN 2011	SEP 2011	SEP 2011	SEP 2010
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

ALUMINA
Production
Worsley, Australia	756	758	663	725	752	752	756
Alumar, Brazil	244	267	296	301	308	308	244

Total	1,000	1,025	959	1,026	1,060	1,060	1,000

Sales
Worsley, Australia	767	735	633	727	720	720	767
Alumar, Brazil	239	271	249	324	280	280	239

Total	1,006	1,006	882	1,051	1,000	1,000	1,006

ALUMINIUM
Production
Hillside, South Africa	180	179	173	179	180	180	180
Bayside, South Africa	24	25	24	24	25	25	24
Alumar, Brazil	44	43	44	43	44	44	44
Mozal, Mozambique	66	67	64	67	66	66	66

Total	314	314	305	313	315	315	314

Sales
Hillside, South Africa	148	160	163	181	163	163	148
Bayside, South Africa	29	31	38	29	24	24	29
Alumar, Brazil	44	43	43	44	44	44	44
Mozal, Mozambique	55	76	66	80	60	60	55

Total	276	310	310	334	291	291	276

BHP Billiton Production Report for the quarter ended 30 September 2011	Page 6

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE
		SEP 2010	DEC 2010	MAR 2011	JUN 2011	SEP 2011	SEP 2011	SEP 2010
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	(‘000 tonnes)	103,841	98,167	100,966	97,705	69,006	69,006	103,841
Sulphide ore milled (100%)	(‘000 tonnes)	19,697	18,789	15,993	16,399	12,029	12,029	19,697
Average copper grade	(%)	1.24%	1.26%	1.15%	1.06%	0.97%	0.97%	1.24%
Production ex Mill (100%)	(‘000 tonnes)	197.7	194.6	153.1	141.2	91.9	91.9	197.7

Production
Payable copper	(‘000 tonnes)	110.7	112.7	87.7	79.4	49.9	49.9	110.7
Payable gold concentrate	(fine ounces)	24,807	23,133	19,667	17,116	11,063	11,063	24,807
Copper cathode (EW)	(‘000 tonnes)	45.0	47.1	44.4	42.6	32.9	32.9	45.0
Payable silver concentrate	(‘000 ounces)	803	796	670	580	403	403	803

Sales
Payable copper	(‘000 tonnes)	114.8	113.9	74.3	90.9	49.2	49.2	114.8
Payable gold concentrate	(fine ounces)	25,661	23,357	16,754	20,251	10,974	10,974	25,661
Copper cathode (EW)	(‘000 tonnes)	40.0	46.1	47.7	48.0	25.7	25.7	40.0
Payable silver concentrate	(‘000 ounces)	831	804	569	673	404	404	831

Pampa Norte, Chile
Cerro Colorado
Material mined	(‘000 tonnes)	15,644	18,290	16,320	17,840	14,736	14,736	15,644
Ore milled	(‘000 tonnes)	4,584	4,631	4,251	4,771	4,608	4,608	4,584
Average copper grade	(%)	0.73%	0.76%	0.75%	0.74%	0.72%	0.72%	0.73%

Production
Copper cathode (EW)	(‘000 tonnes)	21.7	22.4	22.6	25.7	22.5	22.5	21.7

Sales
Copper cathode (EW)	(‘000 tonnes)	21.4	24.7	22.5	25.7	22.4	22.4	21.4

Spence
Material mined	(‘000 tonnes)	17,148	18,389	19,046	19,487	19,816	19,816	17,148
Ore milled	(‘000 tonnes)	4,427	4,567	4,892	4,545	3,862	3,862	4,427
Average copper grade	(%)	1.25%	1.28%	1.23%	1.22%	1.30%	1.30%	1.25%

Production
Copper cathode (EW)	(‘000 tonnes)	44.7	43.6	41.5	50.0	42.9	42.9	44.7

Sales
Copper cathode (EW)	(‘000 tonnes)	37.0	48.2	45.7	54.5	43.2	43.2	37.0

BHP Billiton Production Report for the quarter ended 30 September 2011	Page 7

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE
		SEP 2010	DEC 2010	MAR 2011	JUN 2011	SEP 2011	SEP 2011	SEP 2010
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(‘000 tonnes)	30,599	32,722	33,154	41,669	44,212	44,212	30,599
Sulphide ore milled (100%)	(‘000 tonnes)	9,041	9,347	9,288	9,253	9,396	9,396	9,041
Average head grades
- Copper	(%)	0.93%	1.06%	0.99%	0.90%	1.11%	1.11%	0.93%
- Zinc	(%)	1.35%	1.11%	1.15%	1.03%	0.68%	0.68%	1.35%

Production
Payable copper	(‘000 tonnes)	23.2	27.2	24.9	22.5	30.3	30.3	23.2
Payable zinc	(tonnes)	24,937	22,025	24,123	20,385	8,956	8,956	24,937
Payable silver	(‘000 ounces)	989	1,025	813	773	972	972	989
Payable lead	(tonnes)	612	177	237	164	102	102	612
Payable molybdenum	(tonnes)	208	485	334	418	595	595	208

Sales
Payable copper	(‘000 tonnes)	27.7	21.8	26.1	23.5	28.2	28.2	27.7
Payable zinc	(tonnes)	23,937	24,912	25,571	18,479	9,586	9,586	23,937
Payable silver	(‘000 ounces)	1,242	882	839	658	833	833	1,242
Payable lead	(tonnes)	748	503	180	92	91	91	748
Payable molybdenum	(tonnes)	438	292	394	346	549	549	438

Cannington, Australia
Material mined	(‘000 tonnes)	742	824	703	841	819	819	742
Ore milled	(‘000 tonnes)	831	760	713	786	826	826	831
Average head grades
- Silver	(g/t)	447	459	377	381	332	332	447
- Lead	(%)	9.6%	9.9%	8.6%	8.6%	7.9%	7.9%	9.6%
- Zinc	(%)	3.0%	3.3%	3.6%	2.9%	2.9%	2.9%	3.0%

Production
Payable silver	(‘000 ounces)	10,159	9,509	7,315	8,242	7,559	7,559	10,159
Payable lead	(tonnes)	68,529	64,748	51,673	58,414	55,557	55,557	68,529
Payable zinc	(tonnes)	15,260	14,920	16,129	14,348	14,488	14,488	15,260

Sales
Payable silver	(‘000 ounces)	9,219	9,973	7,263	8,235	6,434	6,434	9,219
Payable lead	(tonnes)	63,091	67,815	52,199	58,868	48,258	48,258	63,091
Payable zinc	(tonnes)	12,477	16,621	12,986	14,530	15,734	15,734	12,477

BHP Billiton Production Report for the quarter ended 30 September 2011	Page 8

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE
		SEP 2010	DEC 2010	MAR 2011	JUN 2011	SEP 2011	SEP 2011	SEP 2010
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Olympic Dam, Australia
Material mined (a)	(‘000 tonnes)	2,710	2,513	2,433	2,675	2,543	2,543	2,710
Ore milled	(‘000 tonnes)	2,505	2,622	2,670	2,533	2,471	2,471	2,505
Average copper grade	(%)	1.91%	1.78%	1.84%	1.92%	1.98%	1.98%	1.91%
Average uranium grade	kg/t	0.54	0.50	0.54	0.54	0.54	0.54	0.54

Production
Copper cathode (ER)	(‘000 tonnes)	41.6	45.0	47.8	47.0	37.6	37.6	41.6
Copper cathode (EW)	(‘000 tonnes)	2.9	2.8	3.3	3.7	2.8	2.8	2.9
Uranium oxide concentrate	(tonnes)	1,010	957	1,063	1,015	1,000	1,000	1,010
Refined gold	(fine ounces)	24,554	28,493	29,892	28,429	28,376	28,376	24,554
Refined silver	(‘000 ounces)	201	241	258	282	217	217	201

Sales
Copper cathode (ER)	(‘000 tonnes)	42.2	45.3	48.7	46.5	36.4	36.4	42.2
Copper cathode (EW)	(‘000 tonnes)	2.8	2.9	2.7	4.1	3.5	3.5	2.8
Uranium oxide concentrate	(tonnes)	751	1,121	930	1,143	910	910	751
Refined gold	(fine ounces)	18,914	29,757	31,742	30,323	28,979	28,979	18,914
Refined silver	(‘000 ounces)	201	150	334	269	289	289	201

(a) Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA
Production
Copper cathode (EW)	(‘000 tonnes)	1.4	1.5	1.4	1.4	1.4	1.4	1.4

Sales
Copper cathode (EW)	(‘000 tonnes)	1.8	1.0	1.9	1.2	1.7	1.7	1.8

BHP Billiton Production Report for the quarter ended 30 September 2011	Page 9

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE
		SEP 2010	DEC 2010	MAR 2011	JUN 2011	SEP 2011	SEP 2011	SEP 2010
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
EKATI™, Canada
Ore Processed (100%)	(‘000 tonnes)	1,196	1,162	1,122	1,212	1,177	1,177	1,196

Production	(‘000 carats)	703	676	551	576	457	457	703

BHP Billiton Production Report for the quarter ended 30 September 2011	Page 10

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	SEP 2010	DEC 2010	MAR 2011	JUN 2011	SEP 2011	SEP 2011	SEP 2010
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

NICKEL
CMSA, Colombia
Production	12.4	12.4	7.8	7.4	10.4	10.4	12.4

Sales	12.0	12.8	8.5	8.5	7.7	7.7	12.0

Nickel West, Australia
Production
Nickel contained in concentrate	0.9	1.7	1.6	3.3	2.6	2.6	0.9
Nickel contained in finished matte	13.6	21.8	12.4	16.1	9.0	9.0	13.6
Nickel metal	11.6	7.1	11.2	11.4	13.1	13.1	11.6

Nickel production	26.1	30.6	25.2	30.8	24.7	24.7	26.1

Sales
Nickel contained in concentrate	1.6	0.8	2.2	3.9	1.2	1.2	1.6
Nickel contained in finished matte	14.6	19.9	14.7	14.9	10.1	10.1	14.6
Nickel metal	12.2	9.6	9.2	12.4	9.4	9.4	12.2

Nickel sales	28.4	30.3	26.1	31.2	20.7	20.7	28.4

BHP Billiton Production Report for the quarter ended 30 September 2011	Page 11

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	SEP 2010	DEC 2010	MAR 2011	JUN 2011	SEP 2011	SEP 2011	SEP 2010
IRON ORE
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Newman (b)	9,640	11,213	11,912	12,480	13,158	13,158	9,640
Goldsworthy Joint Venture	384	225	305	284	254	254	384
Area C Joint Venture	10,086	10,154	9,510	10,044	10,479	10,479	10,086
Yandi Joint Venture	8,787	9,078	8,799	9,796	12,708	12,708	8,787

Total (BHP Billiton share)	28,897	30,670	30,526	32,604	36,599	36,599	28,897

Total production (100%)	33,996	36,082	35,913	38,358	43,058	43,058	33,996

Shipments
Lump	7,822	7,830	7,669	7,463	7,744	7,744	7,822
Fines	21,049	23,870	22,648	25,379	29,311	29,311	21,049

Total (BHP Billiton share)	28,871	31,700	30,317	32,842	37,055	37,055	28,871

Total sales (100%)	33,966	37,294	35,667	38,638	43,594	43,594	33,966

(a) Iron ore production and shipments are reported on a wet tonnes basis. (b) Newman includes Mt Newman Joint Venture and Jimblebar.

Samarco, Brazil
Production	3,086	2,996	2,705	2,922	2,973	2,973	3,086

Shipments	2,634	3,460	2,598	2,736	2,926	2,926	2,634

BHP Billiton Production Report for the quarter ended 30 September 2011	Page 12

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	SEP 2010	DEC 2010	MAR 2011	JUN 2011	SEP 2011	SEP 2011	SEP 2010
MANGANESE
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

MANGANESE ORE
South Africa (a)
Saleable production	938	779	514	776	911	911	938

Sales	657	947	701	746	861	861	657

Australia (a)
Saleable production	1,184	1,050	838	1,014	1,108	1,108	1,184

Sales	552	1,173	1,127	1,108	1,094	1,094	552

MANGANESE ALLOY
South Africa (a) (b)
Saleable production	132	123	111	120	124	124	132

Sales	95	153	145	123	95	95	95

Australia (a)
Saleable production	67	69	61	70	70	70	67

Sales	53	68	62	75	91	91	53

(a)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(b)	Production includes Medium Carbon Ferro Manganese.

BHP Billiton Production Report for the quarter ended 30 September 2011	Page 13

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	SEP 2010	DEC 2010	MAR 2011	JUN 2011	SEP 2011	SEP 2011	SEP 2010
METALLURGICAL COAL
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,458	1,134	870	1,127	1,367	1,367	1,458
Goonyella	1,863	1,086	993	1,417	1,463	1,463	1,863
Peak Downs	1,117	984	758	543	971	971	1,117
Saraji	872	819	532	556	802	802	872
Norwich Park	468	73	128	386	365	365	468
Gregory Joint Venture	760	438	674	845	306	306	760

BMA total	6,538	4,534	3,955	4,874	5,274	5,274	6,538

BHP Mitsui Coal (b)
South Walker Creek	1,056	765	623	690	1,106	1,106	1,056
Poitrel	857	656	510	736	697	697	857

BHP Mitsui Coal total	1,913	1,421	1,133	1,426	1,803	1,803	1,913

Queensland total	8,451	5,955	5,088	6,300	7,077	7,077	8,451

Shipments
Coking coal	6,641	5,243	3,475	4,865	5,066	5,066	6,641
Weak coking coal	1,653	1,886	970	1,411	1,691	1,691	1,653
Thermal coal	368	206	125	285	176	176	368

Total	8,662	7,335	4,570	6,561	6,933	6,933	8,662

(a) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production	1,848	1,832	1,582	1,622	2,214	2,214	1,848

Shipments
Coking coal	1,388	1,495	1,374	1,407	1,673	1,673	1,388
Thermal coal	362	536	211	216	159	159	362

Total	1,750	2,031	1,585	1,623	1,832	1,832	1,750

BHP Billiton Production Report for the quarter ended 30 September 2011	Page 14

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	SEP 2010	DEC 2010	MAR 2011	JUN 2011	SEP 2011	SEP 2011	SEP 2010
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

South Africa
Production	8,997	8,507	8,596	8,228	9,095	9,095	8,997

Sales
Export	3,047	3,365	2,887	3,082	3,439	3,439	3,047
Local utility	5,667	5,024	5,254	5,363	5,622	5,622	5,667
Inland	110	96	78	37	85	85	110

Total	8,824	8,485	8,219	8,482	9,146	9,146	8,824

New Mexico, USA
Production
Navajo Coal	1,754	1,818	1,629	2,271	1,178	1,178	1,754
San Juan Coal	1,423	478	731	1,508	1,289	1,289	1,423

Total	3,177	2,296	2,360	3,779	2,467	2,467	3,177

Sales - local utility	3,361	3,339	3,385	3,106	3,630	3,630	3,361

NSW Energy Coal, Australia
Production	2,506	3,394	3,978	3,793	4,046	4,046	2,506

Sales
Export	2,626	3,253	3,824	3,522	3,523	3,523	2,626
Inland	404	180	339	364	625	625	404

Total	3,030	3,433	4,163	3,886	4,148	4,148	3,030

Cerrejon Coal, Colombia
Production	2,426	2,316	2,609	2,538	2,852	2,852	2,426

Sales - export	2,776	2,672	2,149	2,853	2,901	2,901	2,776

BHP Billiton Production Report for the quarter ended 30 September 2011	Page 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 19, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary